June 22, 2015

ATTORNEYS AT LAW

777 East Wisconsin Avenue

Milwaukee, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
103159-0101

VIA EDGAR SYSTEM Ms. Laura Hatch U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549
Re:	Daxor Corporation, File No. 811-22684

Dear Ms. Hatch

On behalf of our client, Daxor Corporation (“Daxor”), set forth below is Daxor’s response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Daxor’s responses (in regular type).

1.               In future filings, please ensure that the Semi-Annual Report to Shareholders on Form N-CSR is filed using the following EDGAR code: “N-CSRS”. The Annual Report to Shareholders is filed using the EDGAR code “N-CSR”.

Response: As requested, in future filings, Daxor will ensure that the Semi-Annual Report to Shareholders is filed using the EDGAR code “N-CSRS”.

2.               Daxor is required to file an Annual Report and Semi-Annual Report with the Commission on Form N-SAR.  The Annual Report is filed using EDGAR code “NSARB”.  The Semi-Annual Report is filed using EDGAR code “NSARA”.  Daxor should file its Semi-Annual Report on Form N-SAR for the period ended June 30, 2014, and Daxor should amend its Annual Report on Form N-SAR for the fiscal year ended December 31, 2013 to attach the auditors’ letter.

Response: As requested, Daxor will file its Semi-Annual Form N-SAR for the period ended June 30, 2014 using the EDGAR code “NSARA,” and its Annual Form N-SAR for the fiscal year ended December 31, 2014 using the EDGAR code “NSARB.” Daxor will also amend its Annual Form N-SAR for the fiscal year ended December 31, 2013 and attach the auditors’ letter.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Laura Hatch

June 22, 2015

3.               Daxor should ensure that its Form N-PX is filed each year by August 31.  Each Form N-PX covers the period from July 1 to June 30.

Response: As requested, Daxor will ensure that its Form N-PX is filed each year by August 31.

4.               Reference is made to the line item “Receivables: Broker” in the Statement of Assets and Liabilities.  The amount reflected there appears to be the net amount of the restricted cash related to short sales and the amounts payable for securities sold short.  Rule 6-04(7) of Regulation S-X requires Daxor to state separately the amounts held by others in connection with short sales.  In future Annual and Semi-Annual Reports to Shareholders on Form N-CSR, please ensure the amount for this line item reflects the full amount of the restricted cash related to short sales.

Response: As requested, in future Annual and Semi-Annual Reports to Shareholders on Form N-CSR, Daxor will ensure the amount for this line item reflects the full amount of the restricted cash related to short sales.

5.               Were there any director fees payable to directors?  If there were, then in future filings the fees payable should be stated, and indicate whether it is restricted.

Response: Please note that there were no director fees payables at December 31, 2014. As requested, in future filings and as applicable, Daxor will disclose director fees that are payable at each reporting date.

6.               Reference is made to the Statement of Operations.  Were there any expenses due to short sales?  If there were, then in future filings the expense should be listed.  On supplemental basis, please explain how Daxor accounts for such expenses, and confirm whether the expense ratio is correct.

Response: As requested, in future filings and as applicable, Daxor will disclose expenses due to short sales. Daxor is charged commissions on short sales and this is included in the basis of the short position. Any dividends received on short positions are credited to the lender and paid over to the lender when the short position is closed. Daxor confirms that the expense ratio is correct.

Laura Hatch

June 22, 2015

7.               Reference is made to the line item “Cost of treasury stock purchased” in the Statement of Changes in Net Assets.  In future Annual and Semi-Annual Reports to Shareholders on Form N-CSR, please include information regarding the actual capital share transactions for the two fiscal years presented in the Statement of Changes in Net Assets, in a footnote to the financial statements.

Response: As requested, in future filings, Daxor will include information regarding the actual capital share transactions for the two fiscal years presented in the Statement of Changes in Net Assets.

8.               Reference is made to the line item “Distributions to shareholders from: Payment of dividends” in the Statement of Changes in Net Assets.  In future Annual and Semi-Annual Reports to Shareholders on Form N-CSR, please state separately the distributions to shareholders from (a) investment income – net, (b) realized gain from investment transactions – net and (c) other sources, in accordance with Rule 6-09(3) of Regulation S-X.

Response: As requested, in future filings, Daxor will state separately the distributions to shareholders from (a) investment income – net, (b) realized gain from investment transactions – net and (c) other sources.

9.               Please ensure in future filings of the Annual Report to Shareholders on Form N-CSR that the information in the Financial Highlights that discloses distributions is separated by the source of income, in accordance with Item 4 of Form N-2.  This Item references dividends (from net investment income), distributions (from capital gains) and returns of capital.

Response: As requested, in future filings, Daxor will ensure that the information in the Financial Highlights that discloses distributions is separated by the source of income, in accordance with Item 4 of Form N-2.

10.               Please ensure in future filings of the Annual Report to Shareholders on Form N-CSR that the information in the Financial Highlights that discloses total return is labelled “Total Investment Return,” in accordance with Item 4 of Form N-2.

Response: As requested, in future filings, Daxor will ensure that the information in the Financial Highlights that discloses total return is labelled “Total Investment Return,” in accordance with Item 4 of Form N-2.

Laura Hatch

June 22, 2015

11.               Please ensure in future filings of the Annual Report to Shareholders on Form N-CSR that the calculation for “Total Investment Return” is done properly, as it appears that it was done using average net assets.  Instruction 13 of Item 4 of Form N-2 provides that when calculating “total investment return” you (a) assume a purchase of common stock at the current market price on the first day and a sale at the current market price on the last day of each period reported on the table; (b) note that the total investment return does not reflect sales load; and (c) assume reinvestment of dividends and distributions at prices obtained by the company’s dividend reinvestment plan or, if there is no plan, at the lower of the per share net asset value or the closing market price of the company’s shares on the dividend/distribution date.

Response: As requested, in future filings, Daxor will ensure that that the calculation for “Total Investment Return” is done properly.

12.               Please ensure in future filings of the Annual Report to Shareholders on Form N-CSR that the information provided in the Notes to Financial Statements includes the tax-basis components of distributable earnings, in accordance with FASB ASC 946-20-50-11.

Response: As requested, in future filings, Daxor will ensure that the information provided in the Notes to Financial Statements includes the tax-basis components of distributable earnings, in accordance with ASC 946-20-50-11. ASC 946-20-50-11 requires all investment companies to disclose two components of capital on the balance sheet: shareholder capital and distributable earnings. The components of distributable earnings, on a tax basis, are disclosed in a note to the financial statements.

13.               Please ensure in future filings of the Semi-Annual and Annual Reports to Shareholders on Form N-CSR that Daxor includes a statement of the aggregate dollar amounts of purchases and sales of investment securities made during the period covered by the report, in accordance with Section 30(e)(6) of the Investment Company Act.

Response: Daxor currently provides this information in the Cash Flow Statement and in Footnote 4 of the Notes to Financial Statements, and believes that this disclosure is sufficient. If the Staff has additional questions or comments regarding this disclosure, we are happy to have further discussions.

Laura Hatch

June 22, 2015

14.               Please ensure in future filing of Form N-CSR, under Item 8. “Portfolio Managers of Closed-End Management Investment Companies,” that you disclose that Daxor does not have a portfolio manager, but that  the Chief Executive Officer manages Daxor’s portfolio.

Response: As requested, in future filings, Daxor will disclose that it does not have a portfolio manager, but that the Chief Executive Officer manages Daxor’s portfolio.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer
Peter D. Fetzer